UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for July 2019

Santiago, Chile, August 12, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for July 2019 compared with the same period of 2018.

System passenger traffic (measured in revenue passenger kilometers (RPK)) increased 3.9%, while capacity rose by 3.4%. As a result, the Company’s load factor for the month increased 0.4 percentage points to 84.5%. International passenger traffic accounted for approximately 55% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	July			Year to Date
	2019	2018	% Change	2019	2018	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,135	10,716	3.9%	72,138	68,195	5.8%
DOMESTIC SSC (1)	2,033	1,845	10.2%	12,648	11,284	12.1%
DOMESTIC BRAZIL (2)	2,992	2,765	8.2%	17,979	17,322	3.8%
INTERNATIONAL (3)	6,110	6,106	0.1%	41,510	39,590	4.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,182	12,751	3.4%	86,006	81,612	5.4%
DOMESTIC SSC (1)	2,475	2,247	10.2%	15,424	13,740	12.3%
DOMESTIC BRAZIL (2)	3,602	3,289	9.5%	22,100	21,539	2.6%
INTERNATIONAL (3)	7,105	7,215	-1.5%	48,482	46,333	4.6%

PASSENGER LOAD FACTOR
SYSTEM	84.5%	84.0%	0.4 pp	83.9%	83.6%	0.3 pp
DOMESTIC SSC (1)	82.1%	82.1%	0.0 pp	82.0%	82.1%	-0.1 pp
DOMESTIC BRAZIL (2)	83.1%	84.1%	-1.0 pp	81.4%	80.4%	0.9 pp
INTERNATIONAL (3)	86.0%	84.6%	1.4 pp	85.6%	85.4%	0.2 pp

PASSENGERS BOARDED (thousand)
SYSTEM	6,700	6,216	7.8%	41,748	38,952	7.2%
DOMESTIC SSC (1)	2,469	2,188	12.8%	14,951	13,228	13.0%
DOMESTIC BRAZIL (2)	2,790	2,558	9.1%	16,965	16,147	5.1%
INTERNATIONAL (3)	1,441	1,470	-2.0%	9,833	9,577	2.7%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	289	283	2.2%	2,038	2,040	-0.1%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	548	546	0.3%	3,673	3,750	-2.1%

CARGO LOAD FACTOR
SYSTEM	52.8%	51.8%	1.0 pp	55.5%	54.4%	1.1 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 144 destinations in 27 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 41,000 people worldwide, operating approximately 1,300 flights per day and transporting 69 million passengers per year.

LATAM Airlines Group has 314 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO of LATAM Airlines Group

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